                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                 Commission File Number: 0-12188
                                                                         -------

                           NOTIFICATION OF LATE FILING


(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
              [ ] Form N-SAR  [ ] Form N-CSR

                       For Period Ended: January 31, 2005
                                         ----------------

[ ] Transition Report on Form 10-K   [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F   [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

                 For the Transition Period Ended: _____________


         Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
____________________________________________________.


                                     PART I
                             REGISTRANT INFORMATION


Full Name of Registrant: DEB SHOPS, INC.

Former Name if Applicable: _________________________________________________

Address of principal executive office (Street and number): 9401 Blue Grass Road City, state and zip code: Philadelphia, PA 19114

                                     PART II
                             RULE 12B-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form
                  N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
                  10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period.

         As with many other companies in the retail industry, the Registrant is unable, without unreasonable effort and expense, to file its Annual Report on Form 10-K for the fiscal year ended January 31, 2005 on a timely basis because, after consultation with its current and previous independent registered public accounting firms and its audit committee, the Registrant requires time to incorporate the views expressed by the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") on February 7, 2005, in a letter to the American Institute of Certified Public Accountants regarding certain operating lease accounting issues and their application under generally accepted accounting principles. The Registrant expects to file its Annual Report on Form 10-K on or before the fifteenth calendar day following the prescribed due date.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Barry J. Susson             (215)               676-6000
         --------------------------------------------------------------
             (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As reported in its preliminary earnings release on March 31, 2005, the Registrant expects to report significantly higher net income and earnings per share for its fiscal year ended January 31, 2005 as compared with its fiscal year ended January 31, 2004. While the Registrant does not believe that the impact of any change in accounting for operating leases will have a significant effect, it has not as yet been able to quantify the impact and, therefore, actual results of operations.



                                 DEB SHOPS, INC.
                  -------------------------------------------
                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: April 18, 2005                       By: Barry J. Susson
      ---------------                         ----------------------------
                                           Name: Barry J. Susson
                                           Title: Chief Financial Officer

                                       3